Exhibit 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	Year Ended August 31,
	2001	2002	2003	2004	2005

EARNINGS:
EARNINGS BEFORE INCOME TAXES	$38,415	$63,138	$30,394	$211,947	$443,033
INTEREST EXPENSE	27,608	18,708	15,338	28,104	31,187
INTEREST IMPUTED ON RENT	3,828	3,925	4,476	5,330	6,258
AMORTIZATION OF CAPITALIZED INTEREST	1,370	1,307	1,437	1,301	1,224

TOTAL EARNINGS	71,221	87,078	51,645	246,682	481,702

FIXED CHARGES:
INTEREST EXPENSE	27,608	18,708	15,338	28,104	31,187
INTEREST CAPITALIZED	1,111	447	254	372	1,302
INTEREST IMPUTED ON RENT	3,828	3,925	4,476	5,330	6,258

TOTAL FIXED CHARGES	32,547	23,080	20,068	33,806	38,747

RATIO OF EARNINGS TO FIXED CHARGES	2.19	3.77	2.57	7.30	12.43